Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

LDK Solar Co., Ltd.:

We consent to the incorporation by reference in the registration statement (File No. 333-150866) on Form S-8 of LDK Solar Co., Ltd. and in the registration statement (File No. 333-160110) on Form F-3 of LDK Solar Co., Ltd. of our reports dated May 15, 2012, with respect to the consolidated balance sheets of LDK Solar Co., Ltd. as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 20-F/A of LDK Solar Co., Ltd.

Our report with respect to the consolidated financial statements dated May 15, 2012 contains an explanatory paragraph that states the Company has a net working capital deficit and is restricted to incur additional indebtedness as it has not met a financial covenant ratio under a long-term debt agreement as of December 31, 2011. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG

Hong Kong, China

May 30, 2012